Exhibit 99.1

PART 1 - FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

GENESIS UNICORN CAPITAL CORP.

BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets:
Current assets:
Cash	$89,098	$98,254
Prepaid expenses - current	131,844	157,134
Total current assets	220,942	255,388
Prepaid expenses - noncurrent	—	19,007
Investments held in Trust Account	58,105,401	88,824,794
Total Assets	$58,326,343	$89,099,189

Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$63,564	$23,474
Accrued expenses	759,915	448,172
Accrued expenses - related party	—	10,000
Franchise tax payable	20,000	200,000
Income tax payable	56,540	227,000
Promissory note - related party	2,450,000	250,000
Total current liabilities	3,350,019	1,158,646
Deferred underwriting commissions payable	2,803,125	2,803,125
Total Liabilities	6,153,144	3,961,771

Commitments and Contingencies (Note 6)
Class A common stock subject to possible redemption; 5,447,059 and 8,625,000 shares at redemption value of $10.63 and $10.24 per share at June 30, 2023 and December 31, 2022, respectively	57,928,860	88,297,794

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,250,000 shares authorized; none issued and outstanding at June 30, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value; 125,000,000 shares authorized; 420,456 shares issued and outstanding, excluding 5,447,059 and 8,625,000 shares subject to redemption at June 30, 2023 and December 31, 2022, respectively	42	42
Class B common stock, par value $0.0001; 12,500,000 shares authorized; 2,156,250 issued and outstanding at June 30, 2023 and December 31, 2022	216	216
Additional paid-in capital	—	—
Accumulated deficit	(5,755,919)	(3,160,634)
Total Stockholders’ Deficit:	(5,755,661)	(3,160,376)
Total Liabilities and Stockholders’ Deficit:	$58,326,343	$89,099,189

The accompanying notes are an integral part of the unaudited condensed financial statements.

1

GENESIS UNICORN CAPITAL CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Operating costs	$349,351	$174,912	$1,250,835	$320,651
Franchise tax expense	50,000	50,000	100,050	104,153
Loss from operations	(399,351)	(224,912)	(1,350,885)	(424,804)
Investment income earned on investments held in Trust Account	658,125	71,282	1,207,374	110,316
Net income (loss) before income taxes	258,774	(153,630)	(143,511)	(314,488)
Income tax expense	(8,248)	—	(113,080)	—
Net income (loss)	$250,526	$(153,630)	$(256,591)	$(314,488)

Basic and diluted weighted average shares outstanding, Class A common stock	5,867,515	8,265,000	6,657,611	6,337,707
Basic and diluted net income (loss) per share, Class A common stock	$0.03	$(0.01)	$(0.03)	$(0.04)
Basic and diluted weighted average shares outstanding, Class B common stock	2,156,250	2,156,250	2,156,250	2,081,665
Basic and diluted net income (loss) per share, Class B common stock	$0.03	$(0.01)	$(0.03)	$(0.04)

The accompanying notes are an integral part of the unaudited condensed financial statements.

2

GENESIS UNICORN CAPITAL CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2023

					Additional		Total
	Class A common stock		Class B common stock		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - January 1, 2023	420,456	$42	2,156,250	$216	$—	$(3,160,634)	$(3,160,376)
Remeasurement of Class A common stock to redemption amount	—	—	—	—	—	(521,015)	(521,015)
Net loss	—	—	—	—	—	(507,117)	(507,117)
Balance - March 31, 2023	420,456	$42	2,156,250	$216	$—	$(4,188,766)	$(4,188,508)
Remeasurement of Class A common stock to redemption amount	—	—	—	—	—	(1,817,679)	(1,817,679)
Net income	—	—	—	—	—	250,526	250,526
Balance - June 30, 2023	420,456	$42	2,156,250	$216	$—	$(5,755,919)	$(5,755,661)

The accompanying notes are an integral part of the unaudited condensed financial statements.

3

GENESIS UNICORN CAPITAL CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2022

					Additional		Total Shareholders’
	Class A common stock		Class B common stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance - January 1, 2022	—	$—	2,156,250	$216	$24,784	$(16,778)	$8,222
Sale of Units in Initial Public Offering, net of offering costs	8,625,000	863	—	—	84,677,946	—	84,678,809
Class A Common Stock subject to possible redemption	(8,625,000)	(863)	—	—	(87,542,887)	—	(87,543,750)
Sale of Private Placement Units	377,331	38	—	—	3,773,272	—	3,773,310
Representative shares	43,125	4	—	—	(4)	—	—
Deferred underwriting commission	—	—	—	—	(2,803,125)	—	(2,803,125)
Re-classification	—	—	—	—	1,870,014	(1,870,014)	—
Net loss	—	—	—	—	—	(160,858)	(160,858)
Balance - March 31, 2022	420,456	42	2,156,250	216	—	(2,047,650)	(2,047,392)
Net loss	—	—	—	—	—	(153,630)	(153,630)
Balance - June 30, 2022	420,456	$42	2,156,250	$216	$—	$(2,201,280)	$(2,201,022)

The accompanying notes are an integral part of the unaudited condensed financial statements.

4

GENESIS UNICORN CAPITAL CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Cash Flows from Operating Activities:
Net loss	$(256,591)	$(314,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on investments held in Trust Account	(1,207,374)	(110,316)
Changes in operating assets and liabilities:
Prepaid expenses	44,297	(275,574)
Accounts payable	40,089	5,000
Accrued expenses	311,743	12,807
Accrued expenses - related party	(10,000)	30,000
Franchise tax payable	(180,000)	100,000
Income tax payable	(170,460)	—
Net cash used in operating activities	(1,428,296)	(552,571)

Cash Flows from Investing Activities:
Cash deposited into Trust Account	(1,634,120)	(87,543,750)
Cash withdrawn from Trust Account to pay taxes	853,260	—
Cash withdrawn from the Trust Account to pay stockholders	32,707,627	—
Net cash provided by (used in) investing activities	31,926,767	(87,543,750)

Cash Flows from Financing Activities:
Proceeds from promissory note - related party	2,200,000	9,606
Repayment of promissory note - related party	—	(183,753)
Payment of cash to redeeming stockholders	(32,707,627)	—
Proceeds from initial public offering, net of underwriting discount and offering costs paid	—	84,851,528
Proceeds from sale of private placement units	—	3,773,310
Net cash (used in) provided by financing activities	(30,507,627)	88,450,691

Net Change in Cash	(9,156)	354,370
Cash - Beginning of period	98,254	9,650
Cash - End of period	$89,098	$364,020

Supplemental disclosures of non-cash investing and financing activities:
Deferred underwriting commissions payable	$—	$2,803,125
Initial Classification of Class A common stock subject to redemption	$—	$87,543,750
Remeasurement of Class A common stock to redemption amount	$2,338,694	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

5

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Genesis Unicorn Capital Corp. (the “Company”) is a blank check company incorporated in the state of Delaware on February 23, 2021. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the biotechnology and pharmaceutical industries.

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from February 23, 2021 (inception) through June 30, 2023 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31st as its fiscal year end. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company’s sponsor is Genesis Unicorn Capital, LLC (the “Sponsor”), a Delaware limited liability company. The registration statement for the Company’s Initial Public Offering was declared effective on February 14, 2022. On February 17, 2022, the Company consummated its Initial Public Offering of 8,625,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 1,125,000 Units that were issued pursuant to the underwriters exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $86,250,000. During the period from February 23, 2021 (inception) through December 31, 2021, the Company incurred offering costs of $4,374,315, of which $1,078,125 was for underwriting commissions, $2,803,125 was for deferred underwriting commissions (see Note 6) and $493,065 was for other offering costs.

Simultaneously with the consummation of the closing of the Initial Public Offering, the Company consummated the private placement of an aggregate of 377,331 units (the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $3,773,310 (the “Private Placement”) (see Note 4).

Following the closing of the Initial Public Offering and Private Placement on February 17, 2022, an amount of $87,543,750 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”), located in the United States and held as cash items or invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraph (d) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the assets held in the Trust Account, as described below.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which public stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if a majority of the outstanding shares voted are voted in favor of the Business Combination.

6

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.15 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor has agreed (a) to vote its Class B common stock, the common stock included in the Private Placement Units (the “Private Placement Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Class B common stock) and Private Placement Units (including underlying securities) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek stockholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Certificate of Incorporation relating to stockholders’ rights of pre-Business Combination activity and (d) that the Class B common stock and Private Placement Units (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

The Company will have until 12 months (or up to 18 months if the Company extends the period of time to consummate a Business Combination) from the closing of the Initial Public Offering to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $100,000), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

7

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The Merger Agreement

On November 29, 2022, we entered into an agreement and plan of merger (the “Merger Agreement”) with ESGL Holdings Limited, a Cayman Islands exempted company, and wholly-owned subsidiary of the Company (the “Purchaser”), ESGH Merger Sub Corp., a Cayman Islands exempted company and a wholly-owned subsidiary of Purchaser (“Merger Sub”), Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“ESGL”), and Quek Leng Chuang, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the shareholders of ESGL (the “Shareholder Representative”). Upon the closing of the transactions contemplated by the Merger Agreement, (a) the Company will be merged with and into the Purchaser (the “Redomestication Merger”), with the Purchaser surviving the Redomestication Merger; and (b) Merger Sub will be merged with and into ESGL (the “Acquisition Merger”), with ESGL surviving the Acquisition Merger as a direct wholly-owned subsidiary of the Purchaser (collectively, the Redomestication Merger and the Acquisition Merger are the “Merger” of the Business Combination”). Following the Business Combination, the Purchaser will be a publicly traded company listed on a stock exchange in the United States.

Consideration

Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid at the closing of the Business Combination to existing shareholders of ESGL is $75,000,000 less certain transaction costs, the net cash debt of ESGL as of the closing and an estimate of the working capital adjustment described below (the “Merger Consideration”), which will be paid in newly issued ordinary shares of the Purchaser, as the publicly traded surviving company, at a deemed price of $10.00 per share. The Merger Consideration otherwise payable at the closing of the Business Combination to shareholders of ESGL shall be reduced by 375,000 ordinary shares of the Purchaser (the “Holdback Amount”). Within 90 days following the closing of the Business Combination, the Shareholder Representative and the representative of the Purchaser shall receive a closing statement from the Purchaser setting forth the amount of working capital of the Purchaser, subject to the parties’ confirmation. Following the final determination of the working capital amount at closing compared to the target working capital amount of $3,500,000, the Merger Consideration shall be adjusted accordingly based on the working capital adjustment provisions contained in the Merger Agreement, with each ESGL shareholder receiving its pro rata share of the Holdback Amount, if any.

8

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

The Closing

On July 26, 2023, the Company held a special meeting of its stockholders (the “Special Meeting”), at which the stockholders voted on and approved the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Governance Proposals, each of which is described in more detail in the definitive proxy statement filed with the SEC on July 5, 2023.

The Business Combination closed on August 3, 2023.

Board of Directors of Surviving Corporation

Pursuant to the terms of the Merger Agreement, immediately after the closing, the Purchaser’s board of directors shall consist of six (6) directors, of whom one individual will be designated by the Company and of whom five (5) individuals will be designated by ESGL. The Company designee and three (3) of the five (5) ESGL designees shall be deemed independent in accordance with Nasdaq requirements.

Additional Agreements executed at the signing of the Merger Agreement

Contemporaneously with the signing of the Merger Agreement, certain holders of ESGL ordinary shares executed lock-up agreements (“Lock-Up Agreements”).

Lock-up Agreements

Pursuant to the Lock-Up Agreements, such holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any of the Company shares of common stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive the Company’s common stock if any, acquired during the Lock-Up Period (the “Lock-up Shares”)); (ii) enter into a transaction that would have the same effect; (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares: or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii), in each case until the date that is six (6) months after the closing date of the Business of Combination (the “Lock-Up Period”).

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of ESGL ordinary shares entered into a support agreement, pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of the Company’s common stock entered into a support agreement, pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

9

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

Additional Agreements to be executed at Closing

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, the Purchaser will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain existing stockholders of the Company with respect to certain shares and private units (and the private shares, private warrants and shares underlying the private warrants included therein) they own at the closing of the Business Combination. The Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to the securityholders, subject to underwriter cutbacks. The Purchaser will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Waiver Agreement

On July 26, 2023, the parties to the Merger Agreement entered into a waiver agreement (the “Waiver Agreement”) pursuant to which each of the Company, Merger Sub and Purchaser agreed to waive the closing condition contained in Section 10.2 of the Merger Agreement that ESGL shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by ESGL at or prior to the closing date in so far as they relate to ESGL’s New Developments (as defined below) (and shall not extend to any other event, circumstance or instance), and (b) each of the Company, Merger Sub, Purchaser, ESGL and the Shareholder Representative agreed to waive the requirement that the Holdback Amount (as defined in the Merger Agreement) reduces the Per Share Merger Consideration Amount (as defined in the Merger Agreement) payable to ESGL shareholders at closing. In connection with the foregoing waivers, each of the Company, Merger Sub, Purchaser, ESGL and the Shareholder Representative acknowledged and agreed that the Merger Consideration will not be adjusted in respect of working capital pursuant to Sections 4.1 or 4.3 of the Merger Agreement.

“ESGL’s New Developments” is defined as the following: (i) ESGL is unable to deliver to the Company a good faith calculation of ESGL’s Estimated Working Capital (as defined in the Merger Agreement) at least three (3) business days prior to the closing date; and (ii) ESGL has requested that the Per Share Merger Consideration Amount payable to ESGL shareholders shall not be reduced by the Holdback Amount of $3,750,000 for purposes of calculating the Per Share Merger Consideration (as defined in the Merger Agreement) at closing.

Forward Purchase Agreement

On July 27, 2023, the Company, the Purchaser, and ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). Following the assignment and novation, the rights and obligations of each Seller under its Forward Purchase Agreement were and are separate and distinct from the those of the other Seller, with each Seller acting independently of the other, without reference to or knowledge of the other Seller’s actions or inactions.

The primary purpose of entering into the Forward Purchase Agreement was to provide cash to the Purchaser following the closing of the Business Combination (the “Closing”). For purposes of the Forward Purchase Agreement, the Company is referred to as the “Counterparty” prior to the Closing, while the Purchaser is referred to as the “Counterparty” after the Closing. Capitalized terms used, but not otherwise defined, in this subsection entitled “Forward Purchase Agreement” shall have the meanings ascribed to such terms in the Forward Purchase Agreement filed as an Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 27, 2023.

Pursuant to the terms of the Forward Purchase Agreement, each Seller intended, but was not obligated, to purchase up to 2,200,000 shares (the “Maximum Number of Shares”) of Company Class A common stock, or 4,400,000 in total. The Sellers made their purchases after the expiration of the redemption deadline for holders to redeem shares in connection with the Business Combination, in brokered transactions in the open market, typically from holders that had elected to redeem their shares. In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

10

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

The Forward Purchase Agreement provides that each Seller be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of Recycled Shares set forth in a Pricing Date Notice delivered by that Seller and (ii) the redemption price paid by the Company at Closing to holders of its common stock who exercised their redemption rights in connection with the Business Combination (the “Initial Price”). Following the Closing, the Company paid the Prepayment Amounts of $10,141,403.28 to Vellar and $5,427,750.00 to ARRT directly from the Counterparty’s trust account maintained by Continental Stock Transfer and Trust Company

The Forward Purchase Agreement grants each Seller the right to purchase from the Counterparty additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 14, 2023, Vellar delivered a Pricing Date Notice to the Purchaser for 1,268,085 Additional Shares, which were issued by the Purchaser effective as of that date. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by the Purchaser effective as of that date. The sum of the Recycled Shares and the Additional Shares under the Forward Purchase Agreement is referred to as the “Number of Shares.”

From time to time and on any date following the Closing (any such date, an “OET Date”), each Seller may, in its absolute discretion, terminate the Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty (the “OET Notice”) that specifies the number of shares for which the Forward Purchase Agreement will be terminated (such quantity, the “Terminated Shares”). The effect of an OET Notice will be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty shall be entitled to an amount from the Seller delivering the OET Notice, equal to the product of (x) the number of Terminated Shares and (y) the reset price as of the OET Date. The reset price will initially be the Initial Price, but is subject to reduction in the event that the Counterparty issues Ordinary Shares or securities convertible into or exchangeable or executable for Ordinary Shares at a price that is less than the reset price, subject to certain exceptions.

The valuation date (the “Valuation Date”) for each Forward Purchase Agreement will be the earliest to occur of (a) the date that is 24 months after the Closing, (b) the date specified by the Seller in a written notice to be delivered to the Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, or (y) a Registration Failure and (c) the date specified by the Seller in a written notice to be delivered to Counterparty at the Seller’s sole discretion (which Valuation Date shall not be earlier than the day such notice is effective).

In connection with the occurrence of the Valuation Date, each Seller will pay to the Counterparty an amount in cash based on the value of the Ordinary Shares over a Valuation Period (the “Settlement Amount”). The Valuation Period begins on the business day after the Valuation Date and ends on the date on which the number of shares traded over the Valuation Period equals ten times the Number of Shares. The Seller will pay the Settlement Amount on the Cash Settlement Payment Date, which is the 30th business day immediately following the last day of the Valuation Period.

The determination of the Settlement Amount depends upon the trigger for the Valuation Date. In the event the Valuation Date is determined by Seller delivering to Counterparty written notice at its sole discretion, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date multiplied by (2) the closing price of the Shares on the immediately preceding trading day. In all other cases, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date that are registered for resale under an effective Registration Statement or may be transferred without any restrictions (including the current public information requirement or the volume and manner of sale limitations under Rule 144 under the Securities Act) multiplied by the average of the daily VWAP Price over the Valuation Period less (2) the Settlement Amount Adjustment. The Settlement Amount Adjustment is equal to the product of (1) (a) the Maximum Number of Shares less (b) any Terminated Shares as of the Valuation Date, multiplied by (2) $2.00.

11

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

On one occasion, during the period beginning 30 days after the Closing Date and ending on the Valuation Date, Counterparty may request in writing that each Seller provide it with additional funding of up to $1,000,000 (for an aggregate of $2,000,000), subject to the terms of the Forward Purchase Agreement (the “Additional Funds”). If a Seller provides Additional Funds to Counterparty, that Seller may deliver to Counterparty a Number of Shares Adjustment Notice, the effect of which is to reduce the Number of Shares by the number of shares specified in that notice with aggregate proceeds equal to the Additional Funds the Seller provided.

Each Seller agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination and agreed not to vote the shares it purchases pursuant to the Forward Purchase Agreement in favor of the Business Combination. Each Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

Extension Amendment Proposal

On February 14, 2023, at a special meeting of stockholders of the Company the stockholders voted upon and approved amendments (the “Extension Amendment Proposal”) to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to permit the Board of Directors of the Company to extend the date by which the Company has to consummate a business combination twelve (12) times for an additional one (1) month each time from February 17, 2023 to February 17, 2024 (the termination date as ay be so extended, the “Extended Date”). The Company’s stockholders also approved an amendment (the “Trust Amendment Proposal”) to the Company’s investment management agreement, dated as of February 14, 2022 (the “Trust Agreement”) by and between the Company and Continental Stock Transfer & Trust Company, to extend the Combination Period under the Trust Agreement for a period of 12 months from February 17, 2023 to February 17, 2024 and to the extent the Charter is amended to extend the Combination Period under the Trust Agreement shall be extended for a period of 12 months from February 17, 2023 to February 17, 2024 and to the extent the Charter is amended to extend the Combination Period by depositing into the trust account $0.06 per share for each issued and outstanding Public Share that has not been redeemed for each one-month extension (each an “Extension Payment”). The Company’s stockholders also approved an amendment to the Charter removing the requirement that the Company will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Prior to the special meeting of stockholders to amend the Charter and the Trust Agreement, the Company had the right to extend the Combination Period from February 17, 2023 to August 17, 2023 (i.e., 18 months from the consummation of the Company’s Initial Public Offering). The only way to extend the Combination Period from February 17, 2023 to August 17, 2023 for two (2) successive three-month periods without the need for a separate stockholder vote under the current Charter and Trust Agreement is for the Company’s sponsor or its affiliates or designees, upon five days’ advance notice, to deposit into the Trust Account $1,725,000 each time (i.e., $0.20 per issued and outstanding Public Share), on or prior to February 17, 2023 and May 17, 2023, respectively.

As a result of the approval of the Extension Amendment Proposal and the Trust Amendment Proposal, the Company had the right to extend the Combination Period twelve (12) times for an additional one (1) month each time, from February 17, 2023 to February 17, 2024, provided that the Extension Payment of $0.06 per Public Share that has not been redeemed is deposited into the Trust Account each time at each extension election. The amount of funds deposited into the Trust account in connection with extensions of time to complete the Business Combination will be different than what would have been deposited into that account in the absence of the approval of the foregoing Proposals. During the six months ended June 30, 2023, the Company made five extension payments totaling $1,634,120.

12

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

In connection with the stockholders’ vote at the special meeting on February 14, 2023, 3,177,941 shares were tendered for redemption. As a result of the redemption, the Company had 8,023,765 shares of common stock outstanding consisting of 5,867,515 shares of Class A common stock (including 5,447,059 shares of Class A common stock that are subject to redemption) and 2,156,250 shares of Class B common stock.

Going Concern and Management’s Plan

As of June 30, 2023 and December 31, 2022, the Company had $89,098 and $98,254 in cash, respectively, and a working capital deficit of $3,129,077 and $903,258, respectively. The Company incurred significant costs in pursuit of its acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined those conditions raised substantial doubt about the Company’s ability to continue as a going concern within the earlier of the Combination Period, which will end on February 17, 2024, or one year after the date that the condensed consolidated financial statements are issued had the Business Combination not been consummated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A as filed with the SEC on April 24, 2023. The interim results for the periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Company has elected to implement the aforementioned exemptions.

13

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022. The Company had operating cash (i.e. cash held outside the Trust Account) of $89,098 and $98,254 as of June 30, 2023 and December 31, 2022, respectively.

Investments Held in Trust Account

As of June 30, 2023 and December 31, 2022, the assets held in the Trust Account were comprised of U.S. government securities, within the meaning set forth in Section 2(a) (16) of the Investment Company Act, with maturities of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are reported in the statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. The Company had $58,105,401 and $88,824,794 in investments held in the Trust Account as of June 30, 2023 and December 31, 2022, respectively. The decrease in the Trust Account from December 31, 2022 to June 30, 2023 was due to redeeming stockholders that were paid $32,707,627, as discussed below, and $853,260 which was withdrawn to pay taxes. This amount was partially offset by extension payments made to the Trust Account in the amount of $1,634,120, which were funded by a Second Promissory Note, as discussed in Note 5, and investment income earned of $1,207,374.

14

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

Class A Common Stock Subject to Possible Redemption

As discussed in Note 3, all of the 8,625,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Amended and Restated Certificate of Incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, conditionally redeemable Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. As discussed in Note 1, Description of Organization, and in connection with the stockholders’ vote at the special meeting on February 14, 2023, 3,177,941 shares were tendered for redemption, resulting in $32,707,627 paid from the Trust Account to redeeming stockholders. As a result of the redemption, as of June 30, 2023, the Company had 5,447,059 shares of Class A common stock subject to possible redemption presented at redemption value as temporary equity, outside of the stockholders’ (deficit) equity section of the Company’s balance sheet that are subject to redemption.

Under ASC 480, the Company has elected to recognize changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit. The redemption value of the redeemable common stock as of June 30, 2023 increased as the income earned on the Trust Account exceeds the Company’s expected tax obligations plus up to $100,000 to pay dissolution expenses (see Note 1). As such, the Company recorded an increase in the carrying amount of the redeemable common stock of $$2,338,694 during the six months ended June 30, 2023.

As of June 30, 2023 and December 31, 2022, the Class A Common Stock reflected on the balance sheets are reconciled in the following table:

Class A common stock subject to possible redemption at December 31, 2022	$88,297,794
Plus:
Redemption of Class A common stock subject to redemption	(32,707,627)
Remeasurement of carrying value to redemption value	521,015
Class A common stock subject to possible redemption at March 31, 2023	$56,111,182
Plus:
Remeasurement of carrying value to redemption value	1,817,679
Class A common stock subject to possible redemption at June 30, 2023	$57,928,861

Offering Costs associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock were charged to stockholders’ equity (deficit) upon the completion of the Initial Public Offering.

15

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of June 30, 2023 and December 31, 2022 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

See Note 9 for additional information on income taxes for the periods presented.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from net income (loss) per share as the redemption value approximates fair value. Therefore, the earnings per share calculation allocates income and losses shared pro rata between Class A and Class B common stock. As a result, the calculated net income (loss) per share is the same for Class A and Class B common stock. The Company has not considered the effect of the Public Warrants (as defined in Note 7) and Private Placement Warrants (as defined in Note 7) to purchase an aggregate of 9,002,331 shares in the calculation of diluted net income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share:
Numerator:
Net income (loss)	183,201	67,325	(122,904)	(30,726)	(193,818)	(62,773)	(236,732)	(77,756)
Denominator:
Basic and diluted weighted average shares outstanding	5,867,515	2,156,250	8,265,000	2,156,250	6,657,611	2,156,250	6,337,707	2,081,665
Basic and diluted net income (loss) per share	$0.03	$0.03	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.04)	$(0.04)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

16

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the accompanying balance sheets for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 8 for additional information on assets and liabilities measured at fair value.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on February 14, 2022. On February 17, 2022, the Company consummated the Initial Public Offering of 8,625,000 Units, including 1,125,000 Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $86,250,000. Each Unit consists of one share of Class A common stock, and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 377,331 Private Placement Units at a price of $10.00 per Private Placement Unit in the Private Placement to the Sponsor, generating gross proceeds of $3,773,310, which was transferred to the Trust Account by the Sponsor. The Private Placement Units are identical to the Units sold in the Initial Public Offering, except for the warrants included in the Private Placement Units (the “Private Placement Warrants”). If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

17

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 15, 2021, the Sponsor purchased 2,875,000 shares of Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.012 per share. On March 15, 2021, the Sponsor transferred 20,000 Founder Shares each to the Company’s Chief Executive Officer and Chief Operating Officer, as well as 2,500 Founder Shares to each of the Company’s Chief Scientific Officer and scientific advisor. On October 27, 2021, the Sponsor transferred 10,000 Founder Shares to the Company’s Chief Executive Officer, 17,500 Founder Shares to the Company’s Chief Scientific Officer, 30,000 Founder Shares to each of the Company’s two independent directors, 25,000 Founder Shares to each of the Company’s two independent directors, 15,000 Founder Shares to the Company’s strategic and scientific advisor and 5,500 Founder Shares to the Company’s scientific advisor. In addition, the Sponsor has separately agreed to transfer to the Company’s Chief Operating Officer an aggregate of 30,000 of its Founder Shares at the time of a Business Combination. On November 19, 2021, the Company canceled 718,750 Founder Shares due to a downsize of the offering. All shares and associated amounts have been retroactively restated to reflect the surrender of these shares (see Note 7). As of June 30, 2023 and December 31, 2022, the Sponsor owned 2,156,250 shares of Class B common stock. The Founder Shares were subject to a risk of forfeiture of up to 281,250 shares if the underwriters did not exercise their over-allotment option in full. However, as the underwriters’ over-allotment option was exercised in full at the closing of the Initial Public Offering in February 2022, 281,250 of such shares held by the Sponsor will not be subject to forfeiture.

The initial stockholder has agreed not to transfer, assign or sell any of the Class B common stock (except to certain permitted transferees) until, with respect to 50% of the Class B common stock, the earlier of (i) six months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, with respect to the remaining 50% of the Class B common stock, upon six months after the date of the consummation of a Business Combination, or earlier, in each case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

Promissory Note - Related Party

On February 23, 2021, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000, to be used for payment of costs related to the Initial Public Offering. The Promissory Note is non-interest bearing and payable on the earlier of (i) March 31, 2022 or (ii) the consummation of the Initial Public Offering, pursuant to that Amendment to Promissory Note dated February 4, 2022. As of December 31, 2021, the Company had borrowed $174,147 under the Promissory Note with the Sponsor, with an additional $9,606 being borrowed during the three months ended March 31, 2022. Following the Initial Public Offering of the Company on February 17, 2022, a total of $183,753 under the Promissory Note was repaid on February 25, 2022.

On October 12, 2022, the Company issued a second unsecured promissory note (the “Second Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $500,000, to be used for payment of costs related to the initial Business Combination. The Second Promissory Note is non-interest bearing and payable on the earlier of (i) August 17, 2023 or (ii) the date the Company consummates an initial Business Combination. As of December 31, 2022, the Company had borrowed $250,000 under the Second Promissory Note with the Sponsor.

18

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

On March 1, 2023, the Company restated and amended the Second Promissory Note, pursuant to which the Sponsor shall loan to the Company up to $2,000,000 to pay, among other things, any extension fees and transaction costs associated with any extensions of time needed for the Company to consummate its business combination. For the purposes of clarity, the Company and the Sponsor hereby agreed that the certain instrument dated as of October 12, 2022 pursuant to which the Sponsor purported to loan up to $500,000 to the Company was hereby canceled and deemed void ab initio. The Note bears no interest and is repayable in full upon the earlier of (a) February 17, 2024 or (b) the date of the consummation of the Company’s initial business combination.

On April 27, 2023, the Company issued an amended and restated promissory note (the “Note”), pursuant to which the Sponsor shall loan to the Company up to $4,500,000 to pay, among other things, any extension fees and transaction costs associated with any extensions of time needed for the Company to consummate its business combination. For the purposes of clarity, the Company and the Sponsor hereby agreed that the certain instrument dated as of March 1, 2023 pursuant to which the Sponsor purported to loan up to $2,000,000 to the Company was hereby canceled and deemed void ab initio. The Note bears no interest and is repayable in full upon the earlier of (a) February 17, 2024 or (b) the date of the consummation of the Company’s initial business combination.

During the six month period ended June 30, 2023, the Company drew down an additional aggregate amount of $2,200,000 from the Note. The proceeds were used to fund the Company’s extension payments of $1,634,120, and the rest was used for operating capital. As of June 30, 2023 and December 31, 2022, the Company had borrowings of $2,450,000 and $250,000, respectively, under the Note with the Sponsor.

Administrative Support Agreement

The Company entered into an agreement with the Sponsor, commencing on the effective date of the Initial Public Offering, pursuant to which the Sponsor has agreed to make available to the Company certain general and administrative services, including office space, utilities and administrative services, as the Company may require from time to time. The Company has agreed to pay the Sponsor $10,000 per month for these services. Upon the completion of an initial Business Combination, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2023, the Company incurred $30,000 and $60,000 of administrative support expenses, respectively. For the three and six months ended June 30, 2022, the Company incurred $30,000 and $45,000, respectively, of administrative support expenses. As of June 30, 2023 and December 31, 2022, $0 and $10,000, respectively, related to this agreement were recorded in accrued expenses - related party in the accompanying balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Private Placement Units at a price of $10.00 per Unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

19

GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

If the Company anticipates that it may not be able to consummate the initial Business Combination within 12 months, the Company may, by resolution of the board if requested by the Sponsor, extend the period of time to consummate a Business Combination up to two (2) times, each by an additional three months (for a total of up to 18 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account as set out below. Pursuant to the terms of the Amended and Restated Certificate of Incorporation and the trust agreement to be entered into between the Company and Continental Stock Transfer & Trust Company, in order for the time available for the Company to consummate the initial Business Combination to be extended, the Sponsor or its affiliates or designees, upon five (5) business days advance notice prior to the applicable deadline, must deposit into the Trust Account $1,725,000 with the underwriters’ over-allotment option exercised in full ($0.20 per unit), on or prior to the date of the applicable deadline, for each of the available three month extensions, providing a total possible Business Combination period of 18 months at a total payment value of $3,450,000 with the underwriters’ over-allotment option exercised in full ($0.40 per unit) (the “Extension Loans”). Any such payments would be made in the form of non-interest bearing loans. If the Company completes its initial Business Combination, the Company will, at the option of the Sponsor, repay the Extension Loans out of the proceeds of the Trust Account released to the Company or convert a portion or all of the total loan amount into units at a price of $10.00 per unit, which units will be identical to the Private Placement Units. If the Company does not complete a Business Combination, the Company will repay such loans only from funds held outside of the Trust Account. Furthermore, the letter agreement with the Initial Stockholders contains a provision pursuant to which the Sponsor will agree to waive its right to be repaid for such loans to the extent there is insufficient funds held outside of the Trust Account in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete the initial Business Combination. The Public Stockholders will not be afforded an opportunity to vote on the extension of time to consummate an initial Business Combination from 12 months to 18 months described above or redeem their shares in connection with such extensions.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, as well as the holders of the Private Placement Units (and underlying securities) and any securities issued in payment of Working Capital Loans made to the Company, will be entitled to registration rights pursuant to an agreement signed on the effective date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of a majority of these securities can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding anything to the contrary, under FINRA Rule 5110, the underwriters and/or their designees may only make a demand registration (i) on one occasion and (ii) during the five-year period beginning on the effective date of the registration statement relating to the Initial Public Offering, and the underwriters and/or their designees may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement relating to the Initial Public Offering.

Underwriting Agreement

Simultaneously with the Initial Public Offering, the underwriters fully exercised the over-allotment option to purchase an additional 1,125,000 Units at an offering price of $10.00 per Unit for an aggregate purchase price of $11,250,000.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $1,078,125 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or $2,803,125 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

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GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred stock — The Company is authorized to issue 1,250,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2023 and December 31, 2022 there were no shares of preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 125,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. As of June 30, 2023, there were 420,456 shares of Class A common stock issued and outstanding, excluding 5,447,059 shares of Class A common stock subject to possible redemption. As of December 31, 2022, there were 420,456 shares of Class A common stock issued and outstanding, excluding 8,625,000 shares of Class A common stock subject to possible redemption.

Class B common stock — The Company is authorized to issue 12,500,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of June 30, 2023 and December 31, 2022, there were 2,156,250 shares of Class B common stock issued and outstanding.

On March 15, 2021, the Sponsor purchased 2,875,000 shares of Class B common stock for an aggregate purchase price of $25,000, or approximately $0.012 per share. On November 19, 2021, the Company canceled 718,750 shares of Class B common stock. All shares and associated amounts have been retroactively restated to reflect the surrender of these shares.

Warrants — As of June 30, 2023 and December 31, 2022, there were 8,625,000 Public Warrants and 377,331 Private Placement Warrants outstanding, respectively. The Public Warrants may only be exercised for a whole number of Class A Common Stock. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common stock issuable upon exercise of the Public Warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the common stock issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

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GENESIS UNICORN CAPITAL CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2023

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18 per share, for any 20 trading days within a 30-day trading period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis.” The exercise price and number of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC Topic 815, Derivatives and Hedging (“ASC 815”). Such guidance provides that the warrants described above are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

NOTE 8. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Amount at Fair Value	Level 1	Level 2	Level 3
June 30, 2023
Assets
Investments held in Trust Account:
U.S. Treasury Securities	$58,105,401	$58,105,401	$—	$—

December 31, 2022
Assets
Investments held in Trust Account:
U.S. Treasury Securities	$88,824,794	$88,824,794	$—	$—

NOTE 9. INCOME TAXES

The Company’s effective tax rate for the for the three and six months ended June 30, 2023, was 3.2% and (78.8)%. The Company’s effective tax rate for the three and six months ended June 30, 2022 was 0.0%. The Company’s effective tax rate differs from the statutory income tax rate of 21% primarily due to non-deductible operating costs. The Company has historically calculated the provision for income taxes during interim reporting periods by applying an estimate of the annual effective tax rate for the full fiscal year to income or loss for the reporting period.

NOTE 10. SUBSEQUENT EVENTS

Other than the recent developments mentioned in Note 1, the Company did not identify any subsequent events.

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